UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


SCHEDULE  13G
Under  the  Securities  Exchange  Act  of  1934

Amendment  No.:  1

Name  of  Issuer:     INVERNESS  MEDICAL  TECHNOLOGY,  INC.

Title  of  Class  of  Securities:  COMMON  STOCK  $.001  PAR  VALUE

CUSIP  Number:  461268104



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  x  ]  Rule  13d-1(b)
[   ]  Rule  13d-1(c)
[   ]  Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name  of  Reporting  Person  and  S.S.  or  I.R.S.  Identification
        No  of  Above  Person:    Pequot  Capital  Management,  Inc.
        Tax  ID:                          06-1524885

2. Check the Appropriate Box if a Member of a Group a.
        b.

3.     SEC  Use  Only

4.     Citizenship  or  Place  of  Organization:
        Connecticut

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With:

       5.     Sole  Voting  Power:     1,416,500

       6.     Shared  Voting  Power:     0

       7.     Sole  Dispositive  Power:  1,416,500

       8.     Shared  Dispositive  Power:     0

9.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
       1,416,500

10.    Check  Box  if  the  Aggregate Amount in Row (9) Excludes Certain Shares:

11.    Percent  of  Class  Represented  by  Amount  in  Row  (9):    4.39%

12.    Type  of  Reporting  Person:     IA,  CO


Item  1(a)  Name  of  Issuer:  INVERNESS  MEDICAL  TECHNOLOGY,  INC.

     1(b)  Address  of  Issuer's  Principal  Executive  Offices:
          51  Sawyer  Street,  Suite  200,  Waltham,  Massachusetts  02453

Item  2(a)-(c).  Name,  Principal  Business  Address, and Citizenship of Persons
               Filing:
               Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d)  Title  of  Class  of  Securities:  COMMON  STOCK  $.001  PAR  VALUE

     (e)  CUSIP  Number:  461268104

Item  3.  This  statement  is  filed  pursuant  to  Rule  13d-1(b)(1)(ii)(E).
        Pequot  Capital  Management,  Inc.  is  an investment adviser registered
under  Section     203  of  the  Investment  Advisers  Act  of  1940.

Item  4.  Ownership.
       Ownership  as of May 31, 2001 is incorporated by reference to items (5) -
(9)  and  (11)  of  the  cover  page  of  the  reporting  person.

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
        Not  Applicable

Item  8.  Identification  and  Classification  of  Members  of  the  Group.
        Not  Applicable

Item  9.  Notice  of  Dissolution  of  the  Group.
        Not  Applicable

Item  10.

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June  8,  2001

By:  /s/  Peter  G.  Streinger
  Title:  Chief  Financial  Officer